Exhibit 99.1

RYB Education, Inc. Reports Third Quarter 2019 Financial Results

BEIJING, November 19, 2019 — RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Operational and Financial Summary

•                  Number of students enrolled at directly operated facilities was 30,184 as of September 30, 2019, compared with 23,010 as of September 30, 2018.

•                  Net revenues increased by 24.0% to $43.7 million, compared with $35.3 million for the third quarter of 2018.

•                  Gross profit was $3.1 million, compared with $1.2 million for the third quarter of 2018.

•                  Net loss attributable to ordinary shareholders of RYB for the third quarter of 2019 was $3.3 million, compared with $4.3 million for the third quarter of 2018. Adjusted net loss attributable to ordinary shareholders1 of RYB for the third quarter of 2019 was $2.5 million, compared with $1.9 million for the third quarter of 2018.

•                  Cash generated from operating activities was $12.0 million in the third quarter of 2019, compared to $14.7 million for the third quarter of 2018.

First Nine Months of 2019 Financial Highlights

•                  Net revenues were $131.5 million, compared with $111.5 million for the first nine months of 2018.

•                  Gross profit was $16.9 million, compared with $17.7 million for the first nine months of 2018.

•                  Net loss attributable to ordinary shareholders of RYB for the first nine months of 2019 was $2.7 million, compared with $2.3 million for the same period last year. Adjusted net income attributable to ordinary shareholders of RYB for the first nine months of 2019 was $0.2 million, compared with $4.1 million for the first nine months of 2018.

•                  Cash generated from operating activities was $22.3 million for the nine months of 2019, compared with $9.4 million for the first nine months of 2018.

1  Adjusted net income (loss) attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” included elsewhere in this earnings release.

“In the third quarter of 2019, amidst the evolving macroeconomic conditions, we are cognizant of changes in the early childhood education market in China. Nevertheless, we continued to pursue our strategic focus of balanced growth during this quarter by making improvements to our existing operations as well as developing additional original curriculum, products and services. We believe firmly in our continuous emphasis on providing quality education to families in China and abroad, and the social benefits and long-term value it brings. For this quarter, we are also encouraged by innovations and enhancements made across aspects of our existing platform, particularly the progress our team has made in enhancing our internal operations management system and in adding digital components to our educational products and services. Following the Singapore acquisition, we furthered our “multi-layered brand portfolio” strategy to cater to a broader student and family base, and are excited to see positive results of early integration as we have introduced curriculum and brands to directly operated facilities in China from our operations in Singapore, which now serves as an additional base for developing quality content and educational practices. We look forward to more near and long-term benefits to our students and families from the collective efforts of both teams on curriculum, products, and services,” said Ms. Yanlai Shi, Co-founder, Director and Chief Executive Officer of RYB.

“As we continue to solidify our existing services and offerings, our content development team continued to make positive contributions to our various initiatives in new courses and improved operations system. We received positive feedback from the initial trial phases and expect good reception from parents and business partners once those are launched to the market upon completion. Although discretionary education spending has been affected by softer macro-economic conditions, as a comprehensive educational service provider, we are fully braced for the shifting market conditions as we leverage technologies and adapt proactively and remain committed to delivering differentiated and age-appropriate educational solutions to nurture and inspire each child and to serve families,” concluded Ms. Shi.

Mr. Hao Gu, Chief Financial Officer of RYB, said, “In third quarter which is a typical low season for our business, our net revenues reached $43.7 million, growing 24.0% year-over-year thanks to the solid performance at our directly operated facilities, as we recorded a healthy enrollment increase of 31.2% compared with the third quarter last year. Despite the robust performance of our kindergartens, our net revenues were slightly below our guidance range, due to softer than expected result from our play-and-learn center franchise operations. In response, we are in the process of upgrading and diversifying our course offerings available to the market and help our franchisees to improve operations and stimulate sales.

“As we execute our growth strategies consistently, our gross margin and operating margin reached 7.1% and negative 10.2% during the quarter, improved from 3.5% and negative 14.9% respectively from the same period a year ago. Looking ahead, we will continue to strike a balance between stable growth and improved profitability, by practicing disciplined cost management while still making sound investments that will lead the way to our long-term vision,” concluded Mr. Gu.

Third Quarter 2019 Financial Results

Net Revenues

Net revenues for the third quarter of 2019 increased by 24.0% to $43.7 million from $35.3 million for the same quarter of 2018.

Service revenues for the third quarter of 2019 increased by 26.8% to $39.5 million from $31.2 million for the same quarter of 2018. The increase was primarily contributed by increased tuition fees owing to a student-mix shift and an increase in the number of students enrolled at directly operated facilities. The increase in student enrollment was mainly driven by the higher utilization rates at ramping facilities and contribution from directly operated facilities in Singapore, which were acquired during last quarter.

Product revenues for the third quarter of 2019 increased by 2.8% to $4.2 million from $4.1 million for the same quarter of 2018. The increase was primarily due to an increase in the average selling price of products related to courses offered by the Company.

Cost of Revenues

Cost of revenues for the third quarter of 2019 was $40.6 million, representing a 19.3% increase from $34.0 million for the same quarter in 2018. Cost of revenues for services for the third quarter of 2019 was $38.5 million, compared with $31.9 million for the same quarter of 2018. The increase was primarily due to an increase in staff compensation at the Company’s directly operated facilities and direct operating cost as the Company’s facilities network expanded. Cost of products revenues for the third quarter of 2019 was $2.1 million, which remained flat compared with $2.2 million for the same quarter of 2018.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2019 increased by 155.6% to $3.1 million, compared with $1.2 million for the same quarter of 2018.

Gross margin for the third quarter of 2019 was 7.1%, compared with 3.5% for the same quarter last year. The increase in gross margin was primarily due to higher utilization rate at directly operated facilities, increased average tuition fees from a student-mix shift and increased average selling price of courses-related products offered by the Company.

Operating Expenses

Total operating expenses for the third quarter of 2019 were $7.6 million, compared with $6.5 million for the same quarter of 2018. Excluding share-based compensation expenses, operating expenses were $6.8 million, an increase of 37.3% from $4.9 million for the third quarter of 2018.

Selling expenses for the third quarter of 2019 were $0.8 million, compared with $0.8 million for the same quarter of 2018.

General and administrative (“G&A”) expenses for the third quarter of 2019 were $6.7 million, compared with $5.6 million for the same quarter of 2018. Excluding share-based compensation expenses, G&A expenses were $5.9 million for the third quarter of 2019, representing a 45.0% increase from $4.1 million for the same quarter of 2018. The increase in G&A expenses excluding share-based compensation expenses was primarily due to higher payroll expenses and additional expenses related to our Singapore business, which were acquired during the previous quarter by the Company. The share-based compensation expenses included in G&A expenses were $0.8 million for the quarter.

Operating loss

Operating loss for the third quarter of 2019 was $4.4 million, compared with $5.3 million of operating loss for the same quarter last year. Adjusted operating loss2 was $3.7 million for the third quarter of 2019, compared with $3.7 million of operating loss for the same quarter of 2018.

Net loss

Net loss attributable to ordinary shareholders of RYB for the third quarter of 2019 was $3.3 million, compared with $4.3 million for the same quarter of 2018. Adjusted net loss attributable to ordinary shareholders of RYB, which excludes the impact of $0.8 million of share-based compensation expense for the third quarter of 2019, was $2.5 million, compared with $1.9 million for the same quarter of 2018.

Basic and diluted net losses per American depositary share (“ADS”) attributable to ordinary shareholders of RYB for the third quarter of 2019 were $0.12 and $0.12, compared with $0.15 and $0.15, respectively, for the same quarter of 2018. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net losses per ADS attributable to ordinary shareholders3 of RYB for the third quarter of 2019 were $0.09 and $0.09, compared with $0.06 and $0.06, respectively, for the same quarter of 2018.

EBITDA4 for the third quarter of 2019 was a loss of $1.3 million, compared with a loss of $2.0 million for the same period of 2018. Adjusted EBITDA5 for the third quarter of 2019 was a loss of $0.5 million, compared with a loss of $0.4 million for the same quarter of 2018.

Balance Sheet

As of September 30, 2019, the Company had total cash and cash equivalents of $80.1 million, compared with $104.1 million as of December 31, 2018. The decrease in cash balance was mainly due to payment for acquisition and other investments activities as well as share repurchase executed in the first half of 2019.

2  Adjusted operating loss is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

3  Adjusted basic and diluted net income per ADS attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

4  EBITDA is defined as net income excluding depreciation, amortization and income tax expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” included elsewhere in this earnings release.

5  Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income excluding depreciation, amortization, income tax expenses, and share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” included elsewhere in this earnings release.

Operating Cash Flow

Cash generated from operating activities were $12.0 million during the third quarter of 2019, compared with $14.7 million from operating activities during the third quarter of 2018.

First Nine Months of 2019 Financial Results

Net Revenues

Net revenues for the first nine months of 2019 were $131.5 million, compared with $111.5 million for the first nine months of 2018.

Services revenues for the first nine months of 2019 were $119.5 million, compared with $100.8 million for the same period last year. The increase was primarily contributed by increased tuition fees owing to a student-mix shift, enrollment increase at directly operated ramping facilities and contribution from acquired facilities in Singapore. The increase in tuition fees revenue was partially offset by the decrease in the franchise services revenue, as the franchise services revenue in the second quarter of 2018 was relatively higher due to the recording of an accounting estimate change.

Products revenues for the first nine months of 2019 were $12.0 million, compared with $10.7 million for the same period in 2018. The increase was primarily contributed from an increase in the amount of merchandise sold through the Company’s franchise network as well as an increase in the average selling price of products related to courses offered by the Company.

Cost of Revenues

Cost of revenues for the first nine months of 2019 was $114.7 million, compared with $93.8 million for the first nine months of 2018. Cost of services revenues for the first nine months of 2019 was $108.6 million, compared with $88.0 million for the same period in 2018. The increase was primarily due to an increase in staff compensation at the Company’s directly operated facilities and higher direct operating cost, as the Company continued to moderately expand its facility network. Cost of products revenues for the first nine months of 2019 was $6.1 million, compared with $5.8 million for the same period last year. The increase was in line with the increase in product revenue.

Gross Profit and Gross Margin

Gross profit for the first nine months of 2019 was $16.9 million, compared with $17.7 million for the first nine months of 2018.

Gross margin for the first nine months of 2019 was 12.8%, compared with 15.9% for the same period last year.

Operating Expenses

Total operating expenses for the first nine months of 2019 were $20.0 million, compared with $20.6 million for the same period last year. Excluding share-based compensation expenses, operating expenses were $17.1 million for the first nine months of 2019.

Selling expenses were $2.1 million for the first nine months of 2019, compared with $1.5 million for the same period last year.

G&A expenses for the first nine months of 2019 were $17.9 million, compared with $19.1 million for the same period last year. Excluding share-based compensation expenses, G&A expenses were $14.9 million for the first nine months of 2019, an 8.9% increase from $13.7 million for the same period of 2018.

Operating Income/loss

Operating loss for the first nine months of 2019 was $3.2 million, compared with $2.9 million for the same period last year. Adjusted operating loss for the first nine months of 2019 was $0.1 million, compared with adjusted operating income of $2.6 million for the same period last year.

Net Income/loss

Net loss attributable to ordinary shareholders of RYB for the first nine months of 2019 was $2.7 million, compared with $2.3 million for the same period last year. Adjusted net income attributable to ordinary shareholders of RYB, which excludes the impact of share-based compensation expenses, for the first nine months of 2019 was $0.2 million, compared with $4.1 million for the same period last year.

Basic and diluted net losses per ADS attributable to ordinary shareholders of RYB for the first nine months of 2019 were $0.09 and $0.09, compared with $0.08 and $0.08, respectively, for the same period last year. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of RYB for the first nine months of 2019 were $0.01 and $0.01, respectively, compared with $0.14 and $0.13, respectively, for the same period last year.

EBITDA for the first nine months of 2019 was $6.2 million, compared with $5.3 million for the same period last year. Adjusted EBITDA for the first nine months of 2019 was $9.3 million, compared with $10.8 million for the same period last year.

Outlook

For the fourth quarter of 2019, the Company’s management currently expects:

•                  Net revenues to be between $49.0 million and $51.0 million, representing a year-over-year increase of approximately 9% to 13%.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Wednesday, November 20, 2019 (9:00 p.m. Beijing Time on November 20, 2019) to discuss financial results and answer questions from investor and analysts. Listeners may access the call by dialing:

United States (toll free):	1-888-317-6003
International:	1-412-317-6061
China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Participant Elite Entry Number:	3800477

Participants should dial-in at least 10-15 minutes before the scheduled start time and ask to be connected to the RYB Education, Inc. conference call.

A telephone replay will be available approximately one hour after the call until November 27, 2019 by dialing:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10136902

Additionally, a live and archived webcast of the conference call will be available at http://ir.rybbaby.com.

About RYB Education, Inc.

Founded on the core values of ‘‘Care’’ and ‘‘Responsibility,’’ “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For more information, please visit http://ir.rybbaby.com

Use of Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

EBITDA is defined as net income excluding depreciation, amortization, and income tax expenses; adjusted EBITDA is defined as net income excluding depreciation, amortization, income tax expenses, and share-based compensation expenses; adjusted operating income is defined as operating income excluding share-based compensation expenses; adjusted net income attributable to ordinary shareholders is defined as  net income attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests; and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests.

We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net income. We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical adjusted financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

RYB Education, Inc.

Investor Relations

Tel: 86-10-8767-5752

E-mail:  ir@rybbaby.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: ryb@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ryb@tpg-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	September 30, 2019	December 31, 2018
Current assets:
Cash and cash equivalents	80,072	104,084
Accounts receivable, net	2,778	876
Inventories	7,389	4,811
Prepaid expenses and other current assets	15,232	11,243
Loan receivables-current	1,119	582
Total current assets	106,590	121,596

Non-current assets:
Restricted cash	734	746
Property, plant and equipment, net	47,723	45,896
Acquired intangible assets	17,892	4,491
Goodwill	50,931	25,096
Long-term investments	4,832	4,805
Deferred tax assets	18,742	16,195
Other non-current assets	13,982	24,048
Operating lease right-of-use assets	84,770	—
Loan receivables — non-current	—	582
Total assets	346,196	243,455

Liabilities
Current liabilities:
Prepayments from customers, current portion(including prepayments from customers of the consolidated VIEs without recourse to the Group of $5,499 and $6,647 as of September 30, 2019 and December 31, 2018, respectively)	6,639	6,647
Accrued expenses and other current liabilities(including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of $49,598 and $54,443 as of September 30, 2019 and December 31, 2018, respectively)	56,914	60,429
Income taxes payable(including income taxes payable of the consolidated VIEs without recourse to the Group of $12,668 and $11,298 as of September 30, 2019 and December 31, 2018, respectively)	12,823	11,685
Deferred revenue, current portion (including deferred revenue of the consolidated VIEs without recourse to the Group of $43,536 and $29,578 as of September 30, 2019 and December 31, 2018, respectively)	44,156	29,578
Operating lease liabilities, current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $13,144 and nil as of September 30, 2019 and December 31, 2018, respectively)	16,417	—
Long-term debt, current portion (including long-term debt of the consolidated VIEs without recourse to the Group of nil and nil as of September 30, 2019 and December 31, 2018, respectively)	78	—
Total current liabilities	137,027	108,339

Non-current liabilities:
Prepayments from customers, non-current portion (including prepayments from customers of the consolidated VIEs without recourse to the Group of $1,999 and $3,582 as of September 30, 2019 and December 31, 2018, respectively)	1,999	3,582
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIEs without recourse to the Group of $6,825 and $5,567 as of September 30, 2019 and December 31, 2018, respectively)	8,118	6,915
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of $8,727 and $8,541 as of September 30, 2019 and December 31, 2018, respectively)	10,465	8,541
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to the Group of $1,333 and $1,110 as of September 30, 2019 and December 31, 2018, respectively)	3,460	1,110
Operating lease liabilities, non-current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $70,489 and nil as of September 30, 2019 and December 31, 2018, respectively)	72,553	—
Long-term debt, non-current portion (including long term debt of the consolidated VIEs without recourse to the Group of nil and nil as of September 30, 2019 and December 31, 2018, respectively)	26	—
Total liabilities	233,648	128,487

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(in thousands of U.S. dollars)

	As of
	September 30, 2019	December 31, 2018
Mezzanine equity
Redeemable non-controlling interests	8,419	1,628

Equity
Ordinary shares	29	29
Treasury stock	(12,000)	—
Additional paid-in capital	138,932	135,881
Statutory reserve	3,362	3,362
Accumulated other comprehensive income	(1,968)	(122)
Accumulated deficit	(33,086)	(30,421)
Total RYB Education, Inc. shareholders’ equity	95,269	108,729
Non-controlling interest	8,860	4,611
Total equity	104,129	113,340
Total liabilities, mezzanine equity and total equity	346,196	243,455

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net revenues:
Services	39,513	31,151	119,542	100,753
Products	4,220	4,106	12,006	10,741
Total net revenues	43,733	35,257	131,548	111,494
Cost of revenues:
Services	38,539	31,870	108,575	87,976
Products	2,073	2,166	6,082	5,784
Total cost of revenues	40,612	34,036	114,657	93,760
Gross profit	3,121	1,221	16,891	17,734

Operating expenses
Selling Expenses	845	844	2,128	1,537
General and administrative	6,719	5,628	17,920	19,090
Total operating expenses	7,564	6,472	20,048	20,627

Operating loss	(4,443)	(5,251)	(3,157)	(2,893)
Interest income	71	465	631	1,503
Government subsidy income	170	94	390	384
Gain on disposal of subsidiaries	—	—	697	1
Impairment loss on intangible assets and goodwill	—	—	(416)	—

Loss before income taxes	(4,202)	(4,692)	(1,855)	(1,005)
Less: Income tax (benefits)/expenses	(828)	(843)	533	552

Loss before loss in equity method investments	(3,374)	(3,849)	(2,388)	(1,557)
Loss from equity method investment	(164)	(134)	(460)	(224)

Net loss	(3,538)	(3,983)	(2,848)	(1,781)
Less: Net loss attributable to non-controlling interest	(279)	(524)	(40)	(319)
Less: Changes of redeemable non-controlling interests	—	885	(143)	885

Net loss attributable to ordinary shareholders of RYB Education, Inc.	(3,259)	(4,344)	(2,665)	(2,347)

Net loss per share attributable to ordinary shareholders of RYB Education, Inc.
Basic	(0.12)	(0.15)	(0.09)	(0.08)
Diluted	(0.12)	(0.15)	(0.09)	(0.08)
Net loss per ADS attributable to ordinary shareholders of RYB Education, Inc. (Note 1)
Basic	(0.12)	(0.15)	(0.09)	(0.08)
Diluted	(0.12)	(0.15)	(0.09)	(0.08)

Weighted average shares used in calculating net income per ordinary share
Basic	27,586,346	29,406,801	28,169,690	29,324,087
Diluted	27,586,346	29,406,801	28,169,690	29,324,087

Net loss	(3,538)	(3,983)	(2,848)	(1,781)
Other comprehensive loss, net of tax of nil:

Change in cumulative foreign currency translation adjustments	(2,149)	(819)	(2,390)	(2,441)
Total comprehensive loss	(5,687)	(4,802)	(5,238)	(4,222)
Less: Comprehensive loss attributable to non-controlling interest	(861)	(544)	(585)	(601)

Comprehensive loss attributable to RYB Education, Inc.	(4,826)	(4,258)	(4,653)	(3,621)

Note 1: Each ADS represents one Class A ordinary share.

RECONCILIATION OF GAAP and non-GAAP results

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018

Operating loss	(4,443)	(5,251)	(3,157)	(2,893)
Share-based compensation expenses	790	1,562	3,051	5,536
Adjusted operating loss	(3,653)	(3,689)	(106)	2,643

Net loss attributable to ordinary shareholders of RYB Education, Inc.	(3,259)	(4,344)	(2,665)	(2,347)

Share-based compensation expenses	790	1,562	3,051	5,536
Changes of redeemable non-controlling interests	—	885	(143)	885
Adjusted net (loss)/income attributable to ordinary shareholders of RYB Education, Inc.	(2,469)	(1,897)	243	4,074

Net loss	(3,538)	(3,983)	(2,848)	(1,781)
Add: Income tax expense	(828)	(843)	533	552
Depreciation of property, plant and equipment, and amortization of intangible assets	3,068	2,864	8,536	6,530
EBITDA	(1,298)	(1,962)	6,221	5,301
Share-based compensation expenses	790	1,562	3,051	5,536
Adjusted EBITDA	(508)	(400)	9,272	10,837

Net loss per ADS attributable to ordinary shareholders of RYB Education, Inc.- Basic (Note1)	(0.12)	(0.15)	(0.09)	(0.08)
Net loss per ADS attributable to ordinary shareholders of RYB Education, Inc.- Diluted (Note1)	(0.12)	(0.15)	(0.09)	(0.08)

Adjusted net (loss)/income per ADS attributable to ordinary shareholders of RYB Education, Inc.- Basic (Note1)	(0.09)	(0.06)	0.01	0.14
Adjusted net (loss)/income per ADS attributable to ordinary shareholders of RYB Education, Inc.- Diluted (Note1)	(0.09)	(0.06)	0.01	0.13

Weighted average shares used in calculating basic net loss/adjusted net (loss)/income per ADS(Note1)	27,586,346	29,406,801	28,169,690	29,324,087
Weighted average shares used in calculating diluted net loss per ADS(Note1)	27,586,346	29,406,801	28,169,690	29,324,087
Weighted average shares used in calculating diluted adjusted net (loss)/income per ADS(Note1)	27,586,346	29,406,801	29,511,867	31,458,658

Adjusted net (loss)/income per share- Basic	(0.09)	(0.06)	0.01	0.14
Adjusted net (loss)/income per share- Diluted	(0.09)	(0.06)	0.01	0.13